July 15, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (336)328-1516

Jerry A. Little
Chief Financial Officer
FNB Corp.
101 Sunset Avenue
Asheboro, North Carolina 27203


Re:	FNB Corp.
	Form 10-K filed March 16, 2005
	File No. 0-13823

Dear Mr. Little:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 33

1. Please file an amendment to the Form 10-K to include in the signature section of the independent accountants` report the name of the accounting firm that performed the financial audit for the period
ended December 31, 2004 .   Refer to Rule 2-02(a) of Regulation S-
X.
We note that the audit for 2004 was performed by Dixon Hughes according to their consent filed as Exhibit. 31.10.



2. Tell us why you have not included the paragraph referring to the attestation report on management`s assessment of internal controls over financial reporting as required by AU 508.08(k) or revise the report as necessary.

Report of Independent Registered Public Accounting Firm, page 33

3. Please file an amendment to the Form 10-K to include in the signature section of the independent accountants` report the name of the accounting firm that performed the financial audit for the two-
year period ended December 31, 2003.   Refer to Rule 2-02(a) of
Regulation S-X. We note that the audit for 2004 as performed by KPMG according to their consent filed as Exhibit. 31.11.

Note 19, Business Segment Information, page 71

4. Revise Management`s Discussion and Analysis to separately discuss the operating results of your full-service banking and mortgage banking segments and how they impact the operations of the Company as a whole. Refer to Item 303(a) of Regulation S-K.

5. Disclose in Management`s Discussion and Analysis any material expected effects on future cash flow and liquidity of the Company resulting from the contingency to pay Dover shareholders additional cash consideration during a four-year period based on a percentage of
Dover`s pre-tax net income. Refer to Note 2, "Merger Information" on page 46.

Form 10-K/A filed on May 2, 2005

Management`s Report on Internal Control over Financial Reporting, page 4

6. We note that the "Report of Independent Registered Public Accounting Firm" on page 5 was prepared to comply with PCAOB Staff Interpretive Response to Question 31 of PCAOB Auditing Standard No. 2
which states that when a single management report is prepared to satisfy both the requirements of FDICIA and Section 404 of the Sarbanes Oxley Act the report of the auditor must address the
requirements of both sets of rules.   In this regard, please
revise
Management`s Report on Internal Control over Financial Reporting as follows

* Revise the first paragraph to state that management`s responsibility for establishing adequate internal controls for the Company and for compliance with laws and regulations relating to the safety and soundness designated by the FDIC and the appropriate federal banking agencies.




* Revise the second paragraph regarding management`s assessment as to the effectiveness of the Company`s internal control over financial reporting to include its compliance with the designated safety and soundness laws and regulations during the fiscal year.

* Revise the last paragraph to refer to the attestation report prepared by the independent auditors which encompasses both financial statements prepared in accordance with GAAP and those prepared for regulatory purposes.

Refer to Section II.H.4 of SEC Commission Release No. 33-8238,
"Final
Rule: Management`s Reports on Internal Control over Financial
Reporting and Certification of Disclosure in Exchange Act Period
Reports" for bank and thrift holding companies.

*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.










         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief

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FNB Corp.
Jerry A. Little
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